SOLSTAR SPACE COMPANY, INC.

Reviewed Financial Statements For The Years Ended December 31, 2019 and 2018



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Solstar Space Company, Inc.
Santa Fe, New Mexico

We have reviewed the accompanying financial statements of Solstar Space Company, Inc. (a corporation), which comprise the balance sheet as of December 31, 2019 and 2018, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
April 22, 2020

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

SOLSTAR SPACE, INC.
BALANCE SHEET
DECEMBER 31, 2019 AND 2018
_____

	2019	2018
ASSETS		
CURRENT ASSETS		
Cash	$ 24,269	$ 33
Crowdfund Receivable	-	80,977
TOTAL CURRENT ASSETS	24,269	81,010
NON-CURRENT ASSETS		
Payload Components	-	6,870
Accumulated Depreciation	-	(6,870)
TOTAL NON-CURRENT ASSETS	-	-
TOTAL ASSETS	24,269	81,010
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	12	2,997
TOTAL CURRENT LIABILITIES	12	2,997
NON-CURRENT LIABILITIES		
Due to Related Parties	5,248	8,708
Convertible Notes Payable	111,308	10,162
SAFE Notes	334,775	211,518
TOTAL LIABILITIES	451,343	233,385
SHAREHOLDERS' EQUITY		
Common Stock (10,000,000 shares authorized; 7,360,000 issued; $.0001 par value)	736	736
Additional Paid in Capital	5,264	5,264
Retained Earnings (Deficit)	(433,074)	(158,375)
TOTAL SHAREHOLDERS' EQUITY	(427,074)	(152,375)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 24,269	$ 81,010

SOLSTAR SPACE, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
_____

	2019	2018
Operating Expense		
Salaries & Wages	174,948	77,060
General & Administrative	50,511	32,797
Selling & Marketing	32,366	5,584
Legal & Professional	12,502	24,434
Rent	2,579	2,013
Depreciation	-	6,870
	272,906	148,758
Net Income from Operations	(272,906)	(148,758)
Other Income (Expense)		
Interest Expense	(1,246)	(562)
Tax	(547)	(600)
Other Income	-	5,300
Net Income	$ (274,699)	$ (144,620)

SOLSTAR SPACE, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
_____

	2019	2018
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (274,699)	$ (144,620)
Change in Accounts Payable	(2,985)	2,997
Depreciation	-	6,870
Change in Crowdfund Receivable	80,977	(80,977)
Net Cash Flows From Operating Activities	(196,707)	(215,730)
Cash Flows From Financing Activities		
Issuance of SAFE Notes	123,257	211,518
Issuance of Convertible Notes Payable	101,146	162
Change in Due to Related Parties	(3,460)	4,036
Net Cash Flows From Financing Activities	220,943	215,716
Cash at Beginning of Period	$ 33	47
Net Increase (Decrease) In Cash	24,236	(14)
Cash at End of Period	$ 24,269	$ 33

SOLSTAR SPACE, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	Common Stock		Preferred Stock		Additional Paid in Capital	Retained Earnings	Total Stockholders' Equity
	Number	Amount	Number	Amount			
Balance at December 31, 2017	7,360,000	736		$ -	$ 5,264	$ (13,755)	$ (7,755)
Net Income						(144,620)	(144,620)
Balance at December 31, 2018	7,360,000	$ 736		$ -	$ 5,264	$ (158,375)	$ (152,375)
Net Income						(274,699)	(274,699)
Balance at December 31, 2019	7,360,000	$ 736	-	$ -	$ 5,264	$ (433,074)	$ (427,074)

Reviewed- See accompanying notes.

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

SolStar Space Company ("the Company") is a corporation organized under the laws of the States of New Mexico and Delaware. The Company is a technology company that is developing internet communication devices for use in spacecrafts.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company sustained net operating losses during fiscal years 2019 and 2018.

The following describes management's plans that alleviated substantial doubt about the Company's ability to continue as a going concern. The Company will raise funds through a Regulation CF offering. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

The Company currently has no developed products for commercialization and there can be no assurance that the Company's research and development will be successfully commercialized. Developing and commercializing a product requires significant capital, and based on the current operating plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, estimates of useful lives.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Crowdfund Receivable

Crowdfund Receivable represents funds raised in a calendar year but not received until the following calendar year from a Regulation CF offering that the Company started in 2018 and completed in 2019. The funds were received in 2019.

Rent

The Company has an operating lease with Regus for its office located in Santa Fe, New Mexico. The lease was entered by a related party, SolStar Energy Devices LLC., and the payments were assumed by The Company. SolStar Energy Devices LLC., is an entity that is wholly owned by The Company's CEO, M. Brian Barnett. The lease was entered into in August 2018, renewed on August 10, 2019 and expires in August 2020. The total amount of rent due in 2020 is $1,512.

Due to Related Parties

Due to Related Parties represents expenses paid for on behalf of the Company by related party, SolStar Energy Devices, LLC. SolStar Energy Devices, LLC is an entity that is wholly owned by the Company's CEO, M. Brian Barnett.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2018 and 2019. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under the current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and corporate income tax filing requirements in the State of New Mexico.

The Company is subject to franchise tax filing requirements in the State of Delaware.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

NOTE D- DEBT

In 2018, the company issued a convertible note payable in exchange for $5,000 for the purpose of funding continuing operations ("the Note"). The Note accrues interest at the rate of 3% per annum and is payable one year from the date of issuance. The Company has a verbal agreement with the creditor to convert the Note into equity subsequent to December 31, 2019. During 2019 and 2018, the Company capitalized approximately $224 in interest related to the note.

In 2018, the company issued a convertible note payable in exchange for $5,000 for the purpose of funding continuing operations ("the Note"). The Note accrues interest at the rate of 3% per annum and is payable one year from the date of issuance. Subsequent to the period, the Company exchanged equipment no longer in use for forgiveness of the Note. During 2019 and 2018, the Company capitalized approximately $237 in interest related to the Note.

In 2019, the company issued a convertible note payable in exchange for $100,000 for the purpose of funding continuing operations ("the Note"). The Note accrues interest at the rate of 3% per annum and is payable three years from the date of issuance. During 2019, the Company capitalized approximately $847 in interest related to the Note.

During the year ended December 31, 2019 and 2018, the Company issued Simple Agreements for Future Equity ("SAFE"). The SAFE agreements have no maturity date and bear no interest. The SAFE agreements provide a right to the holder to future equity in the Company in the form of SAFE Preferred Stock. SAFE Preferred Stock are shares of a series of Preferred Stock issued to the investor in an equity financing, having identical rights, privileges, preferences and restrictions as the shares of standard Preferred Stock offered to non-holders of SAFE agreements other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the conversion price; and (ii) the basis for any dividend rights, which will be based on the conversion price. The number of shares issued to the holder is determined by either (1) the face value of the SAFE agreement divided by the price per share of the standard preferred stock issued, if the pre-money valuation is less than or equal to the valuation cap; or (2) a number of shares of SAFE Preferred Stock equal to the face value of the SAFE agreement divided by the price per share equal to the valuation cap divided by the total capitalization of the company immediately prior to an equity financing event. Total capitalization of the company includes all shares of capital stock issued and outstanding and outstanding vested and unvested options as if converted.

If there is a liquidity event (as defined in the SAFE agreements), the investor will, at their option, either (i) receive a cash payment equal to the face value of the SAFE agreement ("Purchase Amount") or (ii) automatically receive from the Company a number of shares of common stock equal to the Purchase Amount divided by the price per share equal to the valuation cap divided by the Liquidity Capitalization ("Liquidity Price") (as defined in the SAFE agreements). If there are not enough funds to pay the holders of SAFE agreements in full, then all of the Company's available funds will be distributed with equal priority and pro-rata among the SAFE agreement holders in proportion to their Purchase Amounts and they will automatically receive the number of shares of common stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

If there is a dissolution event (as defined in the SAFE agreements), the Company will pay an amount equal to the Purchase Amount, due and payable to the investor immediately prior to, or concurrent with, the consummation of the dissolution event. The Purchase Amount will be paid prior and in preference to any distribution of any of the assets of the Company to holders of outstanding capital stock. If immediately prior to the consummation of the dissolution event, the assets of the Company legally available for distribution to all SAFE holders, are insufficient to permit the payment to their respective Purchase Amounts, then all of the assets of the Company legally available for distribution will be distributed with equal priority and pro-rata among the SAFE holders as a single class.

The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

As of December 31, 2019, no SAFE agreements had been converted into equity, nor had any terminated or expired based on the terms of the agreements.

As of December 31, 2019, the Company had $334,775 of SAFE obligations outstanding, with a valuation cap of $7,500,000 and discount rates of 85% and 90%.

The Company accounts for the SAFE agreements under ASC 480 (Distinguishing Liabilities from Equity), which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are to be recorded in the statement of income. The Company has determined that the fair value at the date of issuance, and as of December 31, 2019 are both consistent with the proceeds received at issuance, and therefore there is no mark-to-market fair value adjustments required, or reflected in income for the year ended December 31, 2019.

NOTE E- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE F- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before April 22, 2020, the date that the financial statements were available to be issued.